Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 80 to the Registration Statement No. 811-03221 on Form N-1A of our reports each dated November 22, 2006 relating to the financial statements and financial highlights of Fidelity Charles Street Trust, including Fidelity Asset Manager 50%, Fidelity Asset Manager 20%, Fidelity Asset Manager 70%, and Fidelity Asset Manager 85%, appearing in the Annual Report on Form N-CSR of Fidelity Charles Street Trust for the year ended September 30, 2006.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP

Boston, Massachusetts

November 27, 2006